Joseph Gunnar & Co., LLC
Thirty Broad Street
New York, NY 10004

June 27, 2007

Via EDGAR and Facsimile

Mr. Mark Shuman
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Bridgeline Software, Inc. Registration Statement on Form SB-2, as amended File No. 333-139298

Dear Mr. Shuman:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Joseph Gunnar & Co., LLC, as representative of the several underwriters, respectfully requests that the effective date of the Registration Statement on Form SB-2 (File No. 333-139298) filed by Bridgeline Software, Inc. (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:00 P.M., EST, on June 28, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Securities Act, and in support of the request above, we hereby advise you that the Preliminary Prospectus dated April 2, 2007 filed in connection with the Registration Statement and distributed during the period from May 30th through June 21st has been made available to prospective investors approximately as follows:

We hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 of the Securities Act and of final prospectuses, all as required in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Sent to Underwriters	1,350
Sent to Dealers	210
Sent to Institutional Investors	150
Other/Retail	550
Total	2,260

Very truly yours,

/s/ Stephan Stein
Name: Stephan Stein
Title: Chief Operating Officer